KBT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed the entire S-1 filing statement for New Gold Discoveries, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 12,000,000 shares of common stock of New Gold Discoveries, Inc of our Audit Report dated April 26, 2016 with respect to the financial statements of New Gold Discoveries, Inc. as of December 31, 2015 and for the period of the Company’s Inception (June 29, 2015), through December 31, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ K .Brice Toussaint

[Dallas Texas]

[April 26, 2016]